Exhibit 99.1

GE Aerospace and Merlin Announce Autonomy Core for Advanced Aviation

Collaboration will focus on AI and autonomy-focused solutions that enable crew reduction efforts, advancing next-generation autonomous flight for civil and military aircraft

Cincinnati, Ohio and Boston, Mass. — September 23, 2025 — GE Aerospace and Merlin, a leading developer of assured, autonomous flight technology for defense customers, today announced a new effort to pursue autonomy core development. This next-generation autonomy and pilot-assist platform will be designed to bring AI-enabled capabilities to existing and future military and civil aircraft and meet the growing demand for crew reduction and uncrewed flight capabilities.

GE Aerospace’s current Flight Management System footprint includes more than 14,000 aircraft globally, creating an opportunity to introduce Merlin’s advanced capabilities to legacy military platforms, which will define state of the art technology for next generation aircraft. The autonomy core aims to become the system of record for high assurance aerial systems to satisfy customer needs for reduced crew workload and enable single pilot operations (SPO).

“At GE Aerospace we’re constantly working to find innovative solutions to meet the evolving needs of our customers. Working with Merlin, we’re able to combine our proven Flight Management System expertise and Modular Open System Architectures with Merlin’s autonomy software to unlock new capabilities that will redefine what’s possible for next-generation autonomous flight. This represents an important step forward in aviation autonomy,” said Matt Burns, general manager, Avionics Systems with GE Aerospace.

The autonomy core initiative represents a strategic fit between the companies’ capabilities and technologies. GE Aerospace’s proven expertise in flight management systems and open system architecture coupled with Merlin’s autonomy software suite, avionics packages, and Datalink solutions, provides operators with a scalable, certifiable, and future-ready solution to meet the growing demand for crew reduction, SPO, and uncrewed flight capabilities.

“Our national security relies heavily on our continued air power dominance, and integrated systems that allow for the use of autonomy-focused solutions are essential to that ongoing strength. GE Aerospace’s legacy of providing systems of record to commercial and government customers enables us to rapidly bring complementary capabilities to market,” said Matt George, CEO of Merlin. “By teaming with GE Aerospace, we are able to pair their open system architecture with Merlin’s autonomy capabilities to create and deliver the next generation of avionics systems, extending our work with existing customers, expanding the volume and types of platforms we support, and accelerating our revenue growth.”

The KC-135 Center Console Refresh (CCR) program, a critical modernization effort to replace aging and out-of-production cockpit components, is targeted as the first teaming opportunity to introduce the autonomy core. CCR addresses Diminishing Manufacturing Sources and Material Shortages (DMSMS) challenges, ensuring sustainment and mission readiness for the Air Force’s refueling fleet. This builds upon Merlin’s existing agreement with the Air Force Materiel Command (AFMC) to integrate autonomy onto the KC-135 as a first step toward uncrewed flight capabilities. Expansion of the teaming is expected across transport, refueling, and civil aviation applications.

About GE Aerospace

GE Aerospace is a global aerospace propulsion, services, and systems leader with an installed base of approximately 49,000 commercial and 29,000 military aircraft engines. With a global team of approximately 53,000 employees building on more than a century of innovation and learning, GE Aerospace is committed to inventing the future of flight, lifting people up, and bringing them home safely. Learn more about how GE Aerospace and its partners are defining flight for today, tomorrow, and the future at www.geaerospace.com.

About Merlin

Merlin is the leading U.S.-based developer of cost-effective, takeoff-to-touchdown autonomy for both legacy and next-generation airborne systems. Our aircraft-agnostic, AI-powered software is purpose-built for military and civil programs, and is powering an expanding range of missions and aircraft, proven through hundreds of autonomous flights from test facilities across the globe. With $100M+ total in awarded contracts from military customers and partnerships with industry leaders including Honeywell and Northrop Grumman, Merlin is helping to solve national security challenges through safe, reliable autonomy. To learn more, visit www.merlinlabs.com or follow us on X @merlinaero.

GE Aerospace Media Contact

Jennifer Villarreal

Jennifer.villarreal3@geaerospace.com

Merlin Media Contact

Kate Gundry
617-842-6064

merlin@pluckpr.com